UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT 1934

For the transition period from ____________________ to ____________________

Commission file number 33-63026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan, formerly known as the Morgan Stanley DPSP/START Plan

Harborside Financial Center
Plaza Two, Third Floor
Jersey City, NJ 07311

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

MORGAN STANLEY
1585 Broadway
New York, New York 10036

Financial Statements and Exhibits

(a) Financial Statements for the Years Ended December 31, 2003 and 2002 and Report of Independent Registered Public Accounting Firm.

The financial statements required to be filed hereunder appear commencing at page 2 hereof.

(b) Exhibits

Consent of Independent Registered Public Accounting Firm (following financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan
(Name of Plan)

Date: 6/25/04

(Signature) *
Michael J. Torre
Director of Benefits of
Morgan Stanley

Index to Exhibits

23.1 Consent of Deloitte & Touche LLP

Morgan Stanley 401(k) Plan (formerly, the Morgan Stanley DPSP/START Plan)

Report of Independent Registered Public Accounting Firm
Financial Statements as of December 31, 2003 and 2002 and for the Year Ended December 31, 2003 and Supplemental Schedule as of December 31, 2003

MORGAN STANLEY 401(K) PLAN

TABLE OF CONTENTS

All other schedules required by section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator
Morgan Stanley 401(k) Plan, formerly the Morgan Stanley DPSP/START Plan

We have audited the accompanying statements of net assets available for benefits of the Morgan Stanley 401(k) Plan, (formerly, the Morgan Stanley DPSP/START Plan) (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

New York, New York
June 24, 2004

MORGAN STANLEY 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:		
Investments (Note 3):		
At fair value -		
Interest in Master Trust (Note 9)	$1,735,531,834	$1,311,991,160
Participant loans	46,358,651	60,313,399
At contract value -		
Interest in Master Trust (Note 9)	586,954,913	592,401,143
Total investments	2,368,845,398	1,964,705,702
Receivables:		
Employer contributions	19,790,822	6,012,590
Participant contributions	5,166,317	4,777,800
Total receivables	24,957,139	10,790,390
NET ASSETS AVAILABLE FOR BENEFITS	$2,393,802,537	$1,975,496,092

See notes to financial statements.

MORGAN STANLEY 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003

ADDITIONS:	
Interest in Master Trust investment gain (Note 9):	$ 418,684,083
Employer contributions	19,849,902
Participant contributions	195,891,355
Participant loan interest	4,094,676
Net additions	638,520,016
DEDUCTIONS -	
Benefits paid to participants and beneficiaries	188,857,173
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	449,662,843
NET ASSETS AVAILABLE FOR BENEFITS— Beginning of year	1,975,496,092
NET TRANSFER OF ASSETS (TO) FROM ESOP (Note 1):	(31,356,398)
NET ASSETS AVAILABLE FOR BENEFITS— End of year	$2,393,802,537

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (formerly, the Morgan Stanley DPSP/START Plan) (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan.

General—The Plan is a profit-sharing plan, which includes a "qualified cash or deferred arrangement" as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Effective March 8, 2001, the Plan adopted the newly formed Morgan Stanley Defined Contribution Master Trust (the "Master Trust"), which includes commingled assets of the Plan and the Morgan Stanley Employee Stock Ownership Plan ("ESOP") and prior to the merger of the Morgan Stanley & Co. Incorporated Deferred Profit Sharing Plan ("DPSP") into the Plan, the DPSP. All investments of the Plan were held in the Master Trust at December 31, 2003 and 2002.

The Plan's trustee is Mellon Bank, N.A. ("Trustee").

Effective January 1, 2002, the Plan was amended to designate the Morgan Stanley Stock Fund held thereunder as an employee stock ownership plan ("esop") within the meaning of Code Section 4975 and to create an additional investment fund to hold shares of Morgan Stanley common stock that is not an esop. Effective June 25, 2002, the Morgan Stanley Stock Fund that is an esop was merged into the ESOP. The purpose of this amendment and merger is to provide participants with an opportunity to elect to receive cash payments of the dividends paid on the Morgan Stanley Stock Fund as described in Code section 404(k). After June 25, 2002, quarterly transfers are made from the non-esop Morgan Stanley Stock Fund under the Plan to the ESOP.

Effective October 2, 2002, Morgan Stanley & Co. Incorporated (the "Company"), a wholly-owned subsidiary of Morgan Stanley (formerly known as Morgan Stanley Dean Witter & Co.), is the Plan Sponsor. As Plan Sponsor, the Company has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan. Prior to October 2, 2002, Morgan Stanley DW Inc. (formerly known as Dean Witter Reynolds Inc.), a wholly-owned subsidiary of Morgan Stanley, was the Plan Sponsor and Plan Administrator.

Effective October 2, 2002, the assets of the DPSP merged into the Plan, which prior to then, was known as the Dean Witter START (Savings Today Affords Retirement Tomorrow) Plan.

Effective November 26, 2002, the assets of the Discover Brokerage Direct 401(k) ("DBD") Profit Sharing Plan were merged into the Plan.

Eligibility -Full-time and part-time (regularly scheduled to work 20 hours or more per week) employees of Individual Investor Group, or Finance, Administration and Law (supporting Individual Investor

Group) are eligible to participate in the Plan upon hire. Hourly and part-time employees regularly scheduled to work less than 20 hours per week are eligible to participate after completing one year of continuous service and attaining age 21.

Full-time, flex full-time and regular part-time employees of Discover Financial Services ("DFS") or Finance, Administration and Law (supporting DFS) are immediately eligible. A part-time or prime-time employee or a temporary employee in this business segment is eligible to participate after completing one year of continuous service and attaining age 21.

Employees of Institutional Securities, Investment Management, Institutional Infrastructure, Institutional Securities Management, or Finance, Administration and Law (supporting the foregoing) regularly scheduled to work 20 hours or more a week are eligible to participate upon hire. Employees who are regularly scheduled to work less than 20 hours per week are eligible to make contributions after completing one year of service during which at least 1,000 hours of service has been completed.

Eligible employees who terminate employment and are later rehired by a participating employer may participate in the Plan immediately upon rehire. An individual who is classified by a participating employer as an intern, a summer associate, a leased employee, an independent contractor or a consultant, regardless of whether or not such classification is subsequently upheld for any purpose by a court or a federal, state or local regulatory or administrative authority, is not eligible to participate in the Plan.

Employee Contributions—Effective October 1, 2002, all participants may elect to make pre-tax contributions of 1% to 20% of annual earnings. Prior to October 1, 2002, employees of Individual Investor Group, DFS or Finance, Administration and Law (supporting the foregoing) were eligible to elect to make pre-tax contributions of 1% to 12% of annual earnings.

Effective June 12, 2002, participants attaining age 50 during the year may elect a pre-tax "Catch-Up Contribution" of 1% to 20% of eligible earnings, subject to Code limits ($2,000 and $1,000 in 2003 and 2002, respectively).

Effective October 1, 2002 all eligible participants may elect to contribute after-tax contributions of 1% to 10% of annual earnings. Eligible participants include employees considered to be non-highly compensated employees (earning less than $107,597 for 2003). Prior to October 1, 2002, employees of Institutional Securities, Investment Management, Institutional Infrastructure, Institutional Securities Management, or Finance, Administration and Law (supporting the foregoing) were not eligible to elect to make after-tax contributions.

Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. Contributions are subject to certain Code limitations. Different limits apply in the case of Puerto Rico residents and participants returning from a qualified military service leave.

Company Contributions - For employees of Institutional Securities, Investment Management, Institutional Infrastructure, Institutional Securities Management, or Finance, Administration and Law (supporting the foregoing): annually, the Company determines its profit sharing contribution, which is allocated to each eligible participant based on a percentage of his/her eligible base salary. The Company profit sharing contribution is discretionary and may vary from year to year. The maximum eligible base salary for 2003 was $170,000. The Company's contribution, along with the Company's share allocation under the ESOP, cannot exceed 15% of a participant's eligible base salary. All Company contributions are participant-directed and are fully vested immediately. A participant must be employed (or on

Authorized Absence, as defined in the Plan) on December 31 of a year or have terminated employment during the year on account of death or retirement to receive a Company profit sharing contribution for the year. The Company's contribution for the year ended December 31, 2003 was equal to 2.4% of participant eligible base salary. Participants eligible to receive Company contributions who also make pre-tax deferrals to the Plan receive a 100% Company matching allocation of shares of Morgan Stanley common stock, up to $1,500 per year, to the ESOP.

Beginning in 2001, for employees of Individual Investor Group, DFS or Finance, Administration and Law (supporting the foregoing): no company matching contributions on pre-tax contributions are made to the Plan; rather employer matching allocations are made under the ESOP. All assets and liabilities relating to participants' matching contribution accounts under the Plan (other than diversified amounts) were transferred to the ESOP as of the end of 2002.

Eligible participants may diversify a portion of their company accounts in the ESOP by transferring them to the Plan.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions, an allocation of Company contributions (if any) and Plan earnings, and charged with an allocation of Plan losses and administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. As of December 31, 2003, the Plan offered 19 mutual funds, the Mellon S&P 500 fund, the State Street Global Advisor (SSgA) Conservative, Moderate and Aggressive Strategic Balanced Strategy Funds (the Mellon S&P 500 and SSgA funds are institutional portfolios that are not traded on a public exchange), a Company stock fund and a stable value fund as investment options for participants. After June 25, 2002, quarterly transfers are made from the Morgan Stanley Stock Fund under the Plan to the ESOP.

Effective April 1, 2003, the Morgan Stanley Strategic Adviser Fund, Inc. Conservative Portfolio, the Morgan Stanley Strategic Adviser Fund, Inc. Moderate Portfolio and the Morgan Stanley Strategic Adviser Fund, Inc. Aggressive Portfolio were eliminated from the Plan. Any plan assets in these Funds were sold and the proceeds were used to purchase shares of three new funds; the SSgA Conservative Strategic Balanced Strategy, the SSgA Moderate Strategic Balanced Strategy and the SSgA Aggressive Strategic Balanced Strategy, respectively.

Effective September 30, 2002, the MSIF Inc. Asian Equity Fund was eliminated from the Plan. Any plan assets in the Fund were sold and the proceeds were used to purchase shares of the MSIF Inc. Emerging Markets Fund.

Vesting—Participants are vested immediately in their contributions plus earnings thereon.

For employees of Individual Investor Group, DFS or Finance, Administration and Law (supporting the foregoing), for Plan years 2002 and 2003, a participant is 100% vested in Company matching allocations upon the earliest of (i) attaining age 65 in-service, (ii) termination of employment due to death, total and permanent disability, retirement or release, as defined in the Plan, and (iii) completing three years of credited service.

For employees hired prior to January 1, 2004 of Institutional Securities, Investment Management, Institutional Infrastructure, Institutional Securities Management, or Finance, Administration and Law (supporting the foregoing), allocations to their Plan accounts for any year are 100% vested at all times.

Transfers and Forfeitures —Because quarterly transfers were made from the non-esop Morgan Stanley Stock Fund under the Plan to the ESOP throughout the entire plan year ended December 31, 2003, all Morgan Stanley Stock fund forfeitures occurred in the ESOP. Before quarterly transfers were instituted during the year ended December 31, 2002, there was $14,239,208 in Morgan Stanley shares forfeited within the Plan that was transferred to the ESOP. Forfeitures in the ESOP are used to reduce Employer contributions in the ESOP.

Loans to Participants—Participants may borrow from their Plan accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. For this purpose, Morgan Stanley aggregates loan balances in the Plan and the ESOP. The loans are secured by the balance in the participant's account and bear interest at a rate determined by the Plan Administrator.

Payment of Benefits—Participants may elect to receive all or a portion of their account balance following termination of employment. In service, participants may withdraw their pre-tax contribution accounts upon attaining age 59 ½ or in the event of a hardship, as defined in the Plan. Employer contributions may be withdrawn in service partially at age 59 ½ and fully at age 70 ½. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in service. Payments are made in cash. At the participant's election he/she may receive his/her interest in the Morgan Stanley Stock Fund in the form of stock certificates. Effective March 21, 2001, non-hardship, in-service withdrawals are limited to twice per year.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used. Estimates that are particularly susceptible to change relate to the determination of the fair value of investments.

Reclassification—Certain reclassifications have been made to prior year amounts to conform to current year presentation.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value except the Stable Value Program, which is stated at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The Stable Value Fund's investment contracts are fully benefit-responsive. Quoted market value of publicly traded security investments is based on the last sales price (if traded on December 31), the prevailing bid price or the prevailing net asset value at the close of trading on December 31 (if traded on December 31). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Fair value of investments that do not have readily ascertainable market values (such as common collective trusts) have been estimated by the Trustee based on the underlying publicly traded assets of the portfolio. The common collective trusts (the Mellon S&P 500 and SSgA funds) aggregated equals $314,300,822 or approximately 13.1% of the net assets of the Plan at December 31, 2003 and $185,756,070 or 9.4% of assets at December 31, 2002. Investment gain related to these investments was $61,050,055 for the year ended December 31, 2003.

Loan receivables are stated at value of outstanding balance. Plan investments are maintained on a trade date basis. Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are maintained on an accrual basis.

The cost of security investments is based on the average cost method for individual securities.

Expenses—Administrative expenses of the Plan are paid by either the Plan or the Plan's Sponsor as provided in the Plan document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $26,237 and $2,362,462 at December 31, 2003 and 2002, respectively.

Risks and Uncertainties—The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes would materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

3. INVESTMENTS

All investments are participant-directed. The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002, are as follows:

		Fair Value	
	Investment	**2003**	**2002**
*	Stable Value Program**	$ 586,954,913	$ 592,401,143
*	Mellon S&P 500 Fund ***	256,380,566	185,756,070
*	Morgan Stanley Dividend Growth Securities	190,421,232	154,355,010
*	MSIF Inc International Equity	182,212,061	129,623,684
*	MSIF Inc Equity Growth	154,652,811	125,275,111
*	MSIF Trust Investment Grade Fixed Income	-	124,222,981

* Permitted party-in-interest
** Reported at contract value
*** Common collective trust (portfolio is not publicly traded)

4. DERIVATIVE FINANCIAL INSTRUMENTS

On December 20, 2000, the Plan's investment guidelines for derivative instruments were amended to govern the commitments that an investment manager may make to derivative instruments. This new investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. The new guidelines apply to, but are not limited to: options and futures contracts; forward contracts; swaps; structured notes and mortgage derivatives.

Derivative instruments are permitted in the Plan's portfolio only to the extent that they comply with all of the Plan's policy guidelines and are consistent with the Plan's risk and return objectives. In addition, derivative instruments may only be used if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio.

The Plan did not engage in derivative transactions during the years 2003 and 2002.

5. INVESTMENT CONTRACTS

The Stable Value Program invests in investment contracts with Royal Bank of Canada, Bank of America and Caisse Des Depots et Consignation, which is collateralized by shares of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income and Cash Reserves portfolios and of a short-term investment fund at the Trustee. In March 2003, J.P. Morgan Chase & Co. was replaced by Royal Bank of Canada. This investment option seeks to provide capital preservation while earning a competitive rate of return that exceeds money market rates. The Stable Value Program has two distinct features, a crediting rate that changes monthly and book value benefit payments. The crediting rate, which is based on the performance of the underlying assets, shares of the Morgan Stanley Institutional Fund Trust Core Plus Fixed Income and Cash Reserves portfolios, is updated monthly. The Stable Value Program is not a mutual fund. The Stable Value Program is carried at contract value. Contract value represents contributions made plus interest accrued at the crediting interest rate, less withdrawals. The crediting interest on this contract was 5.06% and 5.16% as of December 31, 2003 and December 31, 2002 respectively, and such rates are adjusted on a monthly basis. The average yield was 4.68% for the year ended December 31, 2003. The contracts provide for benefit responsive withdrawals by Plan participants at contract value, which approximates fair value. Contract value at December 31, 2003 and 2002 was $586,954,913 and $592,401,143, respectively.

6. PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2003, there were 25 investment options available in the Plan, 19 of which are managed by Morgan Stanley Investment Management, one of which is managed by an affiliate of the Plan's Trustee and four of which are managed by a third party.

Total party-in-interest investments (excluding the loan balance) amounted to $2,264,566,491 and $1,904,517,510 at December 31, 2003 and December 31, 2002, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by Mellon Bank, N.A., who is the Trustee and Custodian for the Plan. Total investments for this fund sponsored by Mellon Bank, N.A. were $256,380,566 and $185,756,070 at December 31, 2003 and 2002, respectively and the fund appreciated by $51,011,052 during the year ended December 31, 2003. Dwight Asset Management was an external investment advisor for the Plan and sponsored the Stable Value Program, which held $586,954,913 and $592,401,143 at December 31, 2003 and 2002, respectively, and which earned income of $29,646,590 (net of management fees) during the year ended December 31, 2003. The remaining party-in-interest investments, totaling assets of $1,421,231,013 and $1,126,360,298 as of December 31, 2003 and December 31, 2002 respectively and appreciated $288,170,858 during the year ended December 31, 2003, are funds managed by Morgan Stanley Investment Management.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Company pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Company, are paid by the Plan.

At December 31, 2003 and 2002, the Plan held 2,350,641 units and 4,412,600 units, respectively, of common stock of Morgan Stanley with a cost basis of $15,185,143 and $20,325,923 respectively. Effective June 25, 2002, the Morgan Stanley Stock Fund that is an employee stock ownership plan ("esop") was merged into the ESOP to provide participants with an opportunity to elect to receive cash payment of the dividends paid on the fund. Plan shares are transferred quarterly to the ESOP wherein dividends are earned.

These transactions are not deemed prohibited party-in-interest transactions, because they are covered by statutory and administrative exemptions from the Code's and ERISA's rules on prohibited transactions.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any employer contributions.

8. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated January 20, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has not been amended since receiving this determination letter. In addition, the Plan has also received an opinion letter from the Commonwealth of Puerto Rico, Department of the Treasury dated September 27, 1991 that the Plan meets the requirements of Section 165(a) of the Puerto Rico Income Tax Act. The Plan has been amended since receiving this determination letter, however the Company and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Income Tax Act. Therefore, no provision for income taxes has been included in the Plan's financial statements.

9. INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan's investments are held in a trust account at the Trustee and consist of an undivided interest in an investment account of the Morgan Stanley Defined Contribution Master Trust (the "Master Trust"), a master trust established by Morgan Stanley and administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Plan and the ESOP for investment and administrative purposes. Although assets of the Plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the performance of each investment attributable to each plan.

At December 31, 2003 and 2002, the Plan's interest in the Master Trust was approximately 40.75% and 44.43%, respectively.

The following table represents the fair values of the investments of the Master Trust for the year ended December 31, 2003 and 2002:

		December 31, 2003	December 31, 2002
	ASSETS:		
	Investments:		
*	Common stock	$3,372,245,916	$2,477,931,213
*	Registered investment companies	1,404,495,717	1,104,862,533
*	Common collective trust	334,801,610	207,151,029
*	Investments at contract value	586,954,913	592,401,143
*	Cash and cash equivalents	669,791	2,012,678
	Total investments	$5,699,167,947	$4,384,358,596

* Permitted party-in-interest investment.

The following table represents the investment gain income for the Master Trust for the year ended December 31, 2003.

	Net appreciation:	
*	Registered investment companies	$ 280,704,152
*	Common stock	1,016,828,545
*, **	Common collective trust	61,050,055
	Total appreciation in fair value of investments:	1,358,582,752
	Total interest and dividends	124,994,250
	Total investment gain for Master Trust	$ 1,483,577,002

* Permitted party-in-interest
** Value has been estimated by the Trustee

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2003 and 2002:

	2003	2002
Net assets available for benefits per the financial statements	$ 2,393,802,537	$ 1,975,496,092
Amounts allocated to withdrawing participants	(26,237)	(2,362,462)
Net assets available for benefits per the Form 5500	$ 2,393,776,300	$ 1,973,133,630

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2003:

Benefits paid to participants per the financial statements	$ 188,857,173
Less: 2002 year-end amounts allocated to withdrawing participants accrued in the 2002 Form 5500	(2,362,462)
Plus: 2003 year-end amounts allocated to withdrawing participants accrued in the 2003 Form 5500	26,237
Benefits paid to participants per the Form 5500	$ 186,520,948

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

11. SUBSEQUENT EVENTS

Beginning January 1, 2004, all employees newly hired on or after January 1, 2004 are vested after completing three years of credited service.

Effective January 1, 2004, the Company adopted a fixed Company match formula as follows:

dollar-for-dollar match on the first $2,000 of employee eligible pre-tax contributions, plus

$.50 for each dollar of employee eligible pre-tax contributions over $2,000 (up to a maximum of $6,100).

Generally, any Company match will be allocated in Morgan Stanley Stock under the ESOP.

Effective January 1, 2004, the Company adopted a discretionary profit sharing award. Generally, eligible employees earning less than $200,000 will be eligible to receive profit sharing, if any, on eligible pay up to $100,000. Generally, any profit sharing will be allocated in Morgan Stanley Stock under the ESOP.

Effective January 27, 2004, the Plan name changed to the Morgan Stanley 401(k) Plan.

Effective March 31, 2004, the Longleaf Partners Fund, Royce Special Equity Fund and Dodge & Cox Stock Fund were added as available investment options to the Plan.

Effective May 5, 2004, no new investments were permitted into the MSIF Trust US Mid Cap Value Portfolio and MSIF Trust US Small Cap Value Portfolio.

* * * * * *

MORGAN STANLEY 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i— SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Various Participants	Participant Loans (secured by account, rate 5.00% - 10.5%)	**	$ 46,358,651
	Total			$ 46,358,651

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement No. 33-63026 and No. 333-108223 of Morgan Stanley (the "Registrant") on Form S-8 of our reports dated June 24, 2004 appearing in the Annual Report on Form 11-K of Morgan Stanley 401(k) Plan, formerly known as the Morgan Stanley DPSP/START Plan for the year ended December 31, 2003.

Deloitte & Touche LLP

New York, New York
June 24, 2004